As filed with the Securities and Exchange Commission on October 6, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

iBio, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	26-2797813

(State of Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9 Innovation Way, Suite 100, Newark, Delaware 19711
(Address of Principal Executive Offices, including Zip Code)

Robert B. Kay
Chief Executive Officer
9 Innovation Way, Suite 100
Newark, Delaware 19711
(302) 355-0650
(Name, Address and Telephone Number of Agent for Service)

with copies to:

Andrew Abramowitz, Esq.
Andrew Abramowitz, PLLC
565 Fifth Avenue
9th Floor
New York, New York 10017
(212) 972-8883 (fax)

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Per Price Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, Par Value $0.001	23,418,172 (2)	$0.61	(3)	$14,285,085	$1,659.93

(1)	In addition to the shares set forth in the table, pursuant to Rule 416(a) under the Securities Act of 1933, as amended, this registration statement also covers an indeterminable number of shares of common stock that may be issuable as a result of stock splits, stock dividends and anti-dilution provisions.

(2)	Represents 1,818,172 shares of Common Stock, par value $0.001 per share, or Common Stock, currently outstanding, and 21,600,000 shares of Common Stock that are issuable pursuant to a common stock purchase agreement with the selling stockholder named herein.

(3)	Estimated pursuant to Rule 457(c) solely for the purposes of calculating amount of the registration fee; computed, pursuant to Rule 457(c), upon the basis of the average of the high and low prices of the common stock as reported on the NYSE MKT on October 1, 2014.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling stockholder is not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 6, 2014

PRELIMINARY PROSPECTUS

23,418,172 Shares

COMMON STOCK

This prospectus relates to the sale of up to 23,418,172 shares of our common stock by Aspire Capital Fund, LLC. Aspire Capital is also referred to in this prospectus as the selling stockholder. The prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of the shares by the selling stockholder. However, we may receive proceeds of up to $10.0 million from the sale of our common stock to the selling stockholder, pursuant to a common stock purchase agreement entered into with the selling stockholder on August 25, 2014, once the registration statement, of which this prospectus is a part, is declared effective.

The selling stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended. We will pay the expenses of registering these shares, but all selling and other expenses incurred by the selling stockholder will be paid by the selling stockholder.

Our common stock is listed on NYSE MKT under the ticker symbol “IBIO”. On October 1, 2014, the last reported sale price per share of our common stock was $0.61 per share.

You should read this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2014.

TABLE OF CONTENTS

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that information contained in this prospectus, or in any document incorporated by reference, is accurate only as of any date on the front cover of the applicable document.

SUMMARY PROSPECTUS

This summary highlights certain information about us, this offering and selected information contained in the prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. For a more complete understanding of our company and this offering, we encourage you to read and consider the more detailed information in the prospectus and the documents incorporated by reference herein, including “Risk Factors” and the financial statements and related notes. Unless we specify otherwise, all references in this prospectus to “iBio,” “we,” “our,” “us” and “our company” refer to iBio Inc.

Our Company

We are a biotechnology company focused on commercializing our proprietary platform technologies, iBioLaunch™ and iBioModulator™, and developing select product candidates derived from these platforms. iBioLaunch is a proprietary, transformative platform technology for development and production of biologics using transient gene expression in hydroponically grown, unmodified green plants. iBioModulator is a proprietary technology platform that is designed to improve the potency and duration of effect of both prophylactic and therapeutic vaccines produced with any recombinant expression technology including iBioLaunch.

Stated simply, iBioLaunch harnesses the natural protein production capability that plants use to sustain their own growth, and directs it instead to produce proteins that comprise the active pharmaceutical ingredients in vaccines and biopharmaceuticals. The platform’s ability to produce a wide array of biologics is evidenced by, among other things, our validated pipeline of iBioLaunch-produced product candidates. The iBio pipeline includes vaccines, enzyme replacements, monoclonal antibodies, and recombinant versions of marketed products that are currently derived from human blood plasma.

In addition to the broad array of biological products that can be produced with iBioLaunch, we believe this technology offers other advantages that are not available with conventional manufacturing systems. These anticipated advantages may include reduced production time and lower capital and operating costs. In May 2013, the speed of iBioLaunch production was demonstrated when a third party laboratory using the iBioLaunch platform was able, in a 21 day period from receipt of antigen sequence information to purification of recombinant protein, to successfully produce a vaccine candidate for the newly emerged H7N9 influenza virus. We believe the successful production of this vaccine candidate demonstrates, among other things, that it is possible to utilize the iBioLaunch platform to produce vaccine doses for emergency use against pandemic and bioterrorism threats in weeks rather than the months necessary with the use of engineered or attenuated virus strains. Further, we believe that the capital investment required to construct facilities that will manufacture proteins on the iBioLaunch platform will be substantially less than the capital investment which would be required for the construction of similar capacity facilities utilizing conventional manufacturing methods dependent upon animal cells, bacterial fermenters and chicken eggs. Additionally, operating costs in a manufacturing facility using the iBioLaunch platform are expected to be reduced significantly in comparison to conventional manufacturing processes due to the rapid nature of the iBioLaunch production cycle and the elimination of the expenses associated with the operation and maintenance of bioreactors, fermenters, sterile liquid handling systems and other expensive equipment which is not required in connection with the use of the iBioLaunch platform.

The ability of the iBioLaunch platform to manufacture proteins that are difficult or impossible to produce on a commercially practicable basis with conventional manufacturing systems has been demonstrated by the production of antigens for vaccine candidates for both hookworm and malaria. These iBioLaunch-produced vaccine candidates are being developed by the Sabin Institute and the Bill and Melinda Gates Foundation, respectively, and each has been advanced to Phase 1 clinical trials that are currently underway.

In addition to the clinical development of these vaccine candidates, the U.S. Department of Defense, or DoD, is currently sponsoring the development of an iBioLaunch-produced anthrax vaccine, and Bio-Manguinhos/FioCruz, or FioCruz, a unit of the Oswaldo Cruz Foundation, a central agency of the Ministry of Health of Brazil, is sponsoring the development of an iBioLaunch-produced yellow fever vaccine to replace the vaccine it currently makes in chicken eggs for the populations of Brazil and more than 20 other nations. These advances are occurring subsequent to the demonstration of safety of iBioLaunch-produced vaccine candidates against each of the H1N1 “Swine” flu virus and the H5N1 avian flu virus in successfully completed Phase 1 clinical trials.

We developed our iBioModulator technology based on the use of a modified form of the cellulose degrading enzyme lichenase, or LicKM, from Clostridium thermocellum, a thermophilic and anaerobic bacterium. iBioModulator enables an adjuvant component to be fused directly to preferred recombinant antigens to create a single protein for use in vaccine applications. Multiple proteins or antigenic domains of proteins can be fused to various portions of LicKM to enhance vaccine performance.

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The iBioModulator platform has been shown to be applicable to a range of vaccine proteins and can significantly modify the immune response to a vaccine in two important ways. Animal efficacy studies have demonstrated that it can increase the strength of the initial immune response to a vaccine antigen (as measured by antibody titer) and also extend the duration of the immune response. These results suggest the possibility that use of the iBioModulator platform may lower vaccine antigen requirements and enable fewer doses to establish prolonged protective immunity. We believe that the ability to provide better immune response and longer-term protection with fewer or zero booster inoculations would add significant value to a vaccine by reducing the overall costs and logistical difficulties of its use.

Our near-term focus is to realize two key objectives: (1) the establishment of additional business arrangements pursuant to which commercial, government and not-for-profit licensees will utilize iBioLaunch and iBioModulator in connection with the production and development of therapeutic proteins and vaccine products; and (2) the further development of select product candidates derived from or enhanced by our technology platforms. These objectives are the core components of our strategy to commercialize the proprietary technology we have developed and validated.

Our strategy to engage in partnering and out-licensing of our technology platforms seeks to preserve the opportunity for iBio to share in the successful development and commercialization of product candidates by our licensees while enhancing our own capital and financial resources for development, alone or through commercial alliances with others, of high-potential product candidates derived from our platforms. In addition to financial resources we may receive in connection with the license of our platform technologies, we believe that successful development by third party licensees of iBioLaunch-derived and iBioModulator-enhanced product candidates will further validate our technology, increase awareness of the advantages that may be realized by the use of such platforms and promote broader adoption of our technologies by additional third parties.

The advancement of iBioLaunch-derived and iBioModulator-enhanced product candidates is a key element of our strategy. We believe that selecting and developing products which individually have substantial commercial value and are representative of classes of pharmaceuticals that can be successfully produced using either or both of our technology platforms will allow us to maximize the near and longer term value of each platform while exploiting individual product opportunities. To realize this result, we are currently advancing designated product candidates through the preclinical phase of development and undertaking the studies required for submission of Investigational New Drug Applications, or INDs. The most advanced product candidate we are currently internally advancing through preclinical IND enabling studies is a proprietary recombinant protein we call IBIO-CFB03 for treatment of idiopathic pulmonary fibrosis, systemic sclerosis, and potentially other fibrotic diseases. To the extent that we anticipate the opportunity to realize additional value, we may elect to further the development of this or other product candidates through the early stages of clinical development before seeking to license the product candidate to other industry participants for late stage clinical development and if successful, commercialization.

Our Corporate Information

We are a Delaware corporation. Our principal executive/administrative offices are located at 9 Innovation Way, Suite 100, Newark, Delaware 19711, and our telephone number is (302) 355-0650. Our website address is http://www.ibioinc.com. Except for the documents specifically incorporated by reference herein, information on or accessed through our website is not incorporated into this prospectus and is not a part of this prospectus. Our common stock is traded on the NYSE MKT under the symbol “IBIO.”

The Offering

Common stock being offered by the selling stockholder	23,418,172 shares.

Common stock outstanding	67,460,267 shares as of October 1, 2014 (including 1,818,172 shares issued to Aspire Capital pursuant to the Purchase Agreement).

Use of proceeds	The selling stockholder will receive all of the proceeds from the sale of the shares offered for sale by it under this prospectus. We will not receive proceeds from the sale of the shares by the selling stockholder. However, we may receive up to $10.0 million in proceeds from the sale of our common stock to the selling stockholder under the common stock purchase agreement described below. Any proceeds from the selling stockholder that we receive under the purchase agreement are expected to be used for working capital and general corporate purposes.

NYSE MKT Symbol	IBIO

Risk Factors	Investing in our securities involves a high degree of risk. You should carefully review and consider the “Risk Factors” incorporated by reference in this prospectus for a discussion of factors to consider before deciding to invest in shares of our common stock.

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Our Purchase Agreement with Aspire Capital Fund, LLC

On August 25, 2014, we entered into a common stock purchase agreement (referred to in this prospectus as the “Purchase Agreement”), with Aspire Capital Fund, LLC, an Illinois limited liability company (referred to in this prospectus as “Aspire Capital” or the “selling stockholder”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $10.0 million of our shares of common stock over the approximately 24-month term of the Purchase Agreement. In consideration for entering into the Purchase Agreement and following the approval of the issuance of the shares by NYSE MKT (the “Principal Market”), we issued to Aspire Capital 681,818 shares of our common stock as a commitment fee (referred to in this prospectus as the “Commitment Shares”). In addition, upon execution of the Purchase Agreement and following the approval of the issuance of the shares by the Principal Market, we sold to Aspire Capital 1,136,354 shares of common stock (referred to in this prospectus as the “Initial Purchase Shares”) for $500,000. Concurrently with entering into the Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital (referred to in this prospectus as the “Registration Rights Agreement”), in which we agreed to file one or more registration statements, including the registration statement of which this prospectus is a part, as permissible and necessary to register under the Securities Act of 1933, as amended, or the Securities Act, the sale of the shares of our common stock that have been and may be issued to Aspire Capital under the Purchase Agreement.

As of October 1, 2014, there were 65,642,095 shares of our common stock outstanding (28,253,959 shares held by non-affiliates) excluding the 1,818,172 shares offered that have been issued to Aspire Capital and the additional 21,600,000 shares that may be issuable to Aspire Capital pursuant to the Purchase Agreement. If all of such 23,418,172 shares of our common stock offered hereby were issued and outstanding as of the date hereof, such shares would represent 26.29% of the total common stock outstanding or 45.3% of the non-affiliate shares of common stock outstanding as of the date hereof. The number of shares of our common stock ultimately offered for sale by Aspire Capital is dependent upon the number of shares purchased by Aspire Capital under the Purchase Agreement.

Pursuant to the Purchase Agreement and the Registration Rights Agreement, we are registering 23,418,172 shares of our common stock under the Securities Act, which includes the Commitment Shares and Initial Purchase Shares that have already been issued to Aspire Capital and 21,600,000 shares of common stock which we may issue to Aspire Capital after this registration statement is declared effective under the Securities Act. All 23,418,172 shares of common stock are being offered pursuant to this prospectus.

After the Securities and Exchange Commission has declared effective the registration statement of which this prospectus is a part, on any trading day on which the closing sale price of our common stock exceeds $0.44 (the closing sale price of our shares on the business day before we entered into the Purchase Agreement), we have the right, in our sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 150,000 shares of our common stock per trading day, provided that the aggregate price of such purchase shall not exceed $500,000 per trading day, up to an additional $9.5 million of our common stock in the aggregate at a per share price (the “Purchase Price”) calculated by reference to the prevailing market price of our common stock (as more specifically described below).

In addition, on any date on which we submit a Purchase Notice for 150,000 shares to Aspire Capital and the closing sale price of our stock is equal to or greater than $0.44 (the closing sale price of our shares on the business day before we entered into the Purchase Agreement), we also have the right, in our sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on NYSE MKT on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of shares we may determine (the “VWAP Purchase Share Volume Maximum”) and a minimum trading price (the “VWAP Minimum Price Threshold”) (as more specifically described below). The purchase price per Purchase Share pursuant to such VWAP Purchase Notice (the “VWAP Purchase Price”) is calculated by reference to the prevailing market price of our common stock (as more specifically described below).

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of our common stock is less than $0.44 (the closing sale price of our shares on the business day before we entered into the Purchase Agreement, the “Floor Price”). The Floor Price will be $0.20 per share of Common Stock, if our stockholders approve the transaction contemplated by the Purchase Agreement. We may, but we are under no obligation to, request our stockholders to approve the transaction contemplated by the Purchase Agreement. The Floor Price and the respective prices and share numbers in the preceding paragraphs shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

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RISK FACTORS

A purchase of shares of our Common Stock is an investment in our securities and involves a high degree of risk. You should carefully consider the risks and uncertainties and all other information contained in or incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended June 30, 2014. All of these risk factors are incorporated by reference herein in their entirety. If any of these risks occur, either alone or in combination with other factors, our business, financial condition or operating results could be adversely affected and the trading price of common stock may decline. Moreover, readers should note this is not an exhaustive list of the risks we face; some risks are unknown or not quantifiable, and other risks that we currently perceive as immaterial may ultimately prove more significant than expected. Statements about plans, predictions or expectations should not be construed to be assurances of performance or promises to take a given course of action.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into it contain forward-looking statements that involve risks and uncertainties. These forward-looking statements are not historical facts but rather are plans and predictions based on current expectations, estimates and projections about our industry, our beliefs and assumptions. We use words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate” and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in the section above entitled “Risk Factors.” You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date of this prospectus.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by Aspire Capital. We will not receive any proceeds upon the sale of shares by Aspire Capital. However, we may receive proceeds up to $10 million under the Purchase Agreement with Aspire Capital. The proceeds received from the sale of the shares under the Purchase Agreement will be used for working capital and general corporate purposes. This anticipated use of net proceeds from the sale of our common stock to Aspire Capital under the Purchase Agreement represents our intentions based upon our current plans and business conditions.

The aspire capital transaction

General

On August 25, 2014, we entered into the Purchase Agreement which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $10.0 million of our shares of common stock over the term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, following the approval of the issuance of the shares by the Principal Market, we issued to Aspire Capital the Commitment Shares. Following the approval of the issuance of the shares by the Principal Market, we sold to Aspire Capital the Initial Purchase Shares for an aggregate purchase price of $500,000. Concurrently with entering into the Purchase Agreement, we also entered into the Registration Rights Agreement, in which we agreed to file one or more registration statements as permissible and necessary to register under the Securities Act, the sale of the shares of our common stock that have been and may be issued to Aspire Capital under the Purchase Agreement.

As of October 1, 2014, there were 65,642,095 shares of our common stock outstanding (28,253,959 shares held by non-affiliates) excluding the 1,818,172 shares offered that have been issued to Aspire Capital and the additional 21,600,000 shares that may be issuable to Aspire Capital pursuant to the Purchase Agreement. If all of such 23,418,172 shares of our common stock offered hereby were issued and outstanding as of the date hereof, such shares would represent 26.29% of the total common stock outstanding or 45.3% of the non-affiliate shares of common stock outstanding as of the date hereof. The number of shares of our common stock ultimately offered for sale by Aspire Capital is dependent upon the number of shares purchased by Aspire Capital under the Purchase Agreement.

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Pursuant to the Purchase Agreement and the Registration Rights Agreement, we are registering 23,418,172 shares of our common stock under the Securities Act, which includes the Commitment Shares and Initial Purchase Shares that have already been issued to Aspire Capital and 21,600,000 shares of common stock which we may issue to Aspire Capital after this registration statement is declared effective under the Securities Act. All 23,418,172 shares of common stock are being offered pursuant to this prospectus. Under the Purchase Agreement, we may have the right but not the obligation to issue more than the 23,418,172 shares of common stock included in this prospectus to Aspire Capital. Pursuant to the terms of NYSE MKT’s approval of our listing application for the shares to be issued under the Purchase Agreement, we may not issue more than 13,062,776 shares of our common stock pursuant to the Purchase Agreement, unless our stockholders approve the transaction contemplated by the Purchase Agreement. We may, but we are under no obligation to, request our stockholders to approve the transaction contemplated by the Purchase Agreement.

After the Securities and Exchange Commission has declared effective the registration statement of which this prospectus is a part, on any trading day on which the closing sale price of our common stock is not less than the Floor Price ($0.44, the closing sale price of our shares on the business day before we entered into the Purchase Agreement), we have the right, in our sole discretion, to present Aspire Capital with a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 150,000 shares of our common stock per business day, up to an additional $9.5 million of our common stock in the aggregate at a Purchase Price calculated by reference to the prevailing market price of our common stock over the preceding 10-business day period (as more specifically described below); however, no sale pursuant to a Purchase Notice may exceed $500,000 per trading day.

In addition, on any date on which we submit a Purchase Notice to Aspire Capital for 150,000 Purchase Shares and out stock price is not less than the Floor Price ($0.44, the closing sale price of our shares on the business day before we entered into the Purchase Agreement), we also have the right, in our sole discretion, to present Aspire Capital with a VWAP Purchase Notice directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on NYSE MKT on the next trading day, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold. The VWAP Purchase Price is calculated by reference to the prevailing market price of our common stock (as more specifically described below).

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of our common stock is less than the Floor Price ($0.44, the closing sale price of our shares on the business day before we entered into the Purchase Agreement). The Floor Price will be $0.20 per share of Common Stock, if our stockholders approve the transaction contemplated by the Purchase Agreement. We may, but we are under no obligation to, request our stockholders to approve the transaction contemplated by the Purchase Agreement. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

Purchase of Shares Under The Common Stock Purchase Agreement

Under the common stock Purchase Agreement, on any trading day selected by us on which the closing sale price of our common stock exceeds the Floor Price, we may direct Aspire Capital to purchase up to 150,000 shares of our common stock per trading day. The Purchase Price of such shares is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; or

•	the arithmetic average of the three lowest closing sale prices for our common stock during the ten consecutive trading days ending on the trading day immediately preceding the purchase date.

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In addition, on any date on which we submit a Purchase Notice to Aspire Capital for purchase of 150,000 shares, we also have the right to direct Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the our common stock traded on NYSE MKT on the next trading day, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold, which is equal to the greater of (a) 80% of the closing price of the Company’s common stock on the business day immediately preceding the VWAP Purchase Date or (b) such higher price as set forth by the Company in the VWAP Purchase Notice. The VWAP Purchase Price of such shares is the lower of:

•	the Closing Sale Price on the VWAP Purchase Date; or

•	97% of the volume-weighted average price for our common stock traded on NYSE MKT:

o	on the VWAP Purchase Date, if the aggregate shares to be purchased on that date have not exceeded the VWAP Purchase Share Volume Maximum or

o	during that portion of the VWAP Purchase Date until such time as the sooner to occur of (i) the time at which the aggregate shares traded on NYSE MKT exceed the VWAP Purchase Share Volume Maximum or (ii) the time at which the sale price of the Company’s common stock falls below the VWAP Minimum Price Threshold.

The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading day(s) used to compute the purchase price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

Minimum Share Price

Under the Purchase Agreement, we and Aspire Capital may not effect any sales of shares of our common stock under the Purchase Agreement on any trading day that the closing sale price of our common stock is less than the Floor Price of $0.44 per share (the closing sale price of our shares on the business day before we entered into the Purchase Agreement). The Floor Price will be $0.20 per share of Common Stock, if our stockholders approve the transaction contemplated by the Purchase Agreement. We may, but we are under no obligation to, request our stockholders to approve the transaction contemplated by the Purchase Agreement.

Events of Default

Generally, Aspire Capital may terminate the Purchase Agreement upon the occurrence of any of the following events of default:

•	the effectiveness of any registration statement that is required to be maintained effective pursuant to the terms of the Registration Rights Agreement between us and Aspire Capital lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Aspire Capital for sale of our shares of common stock, and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of thirty business days in any 365-day period, which is not in connection with a post-effective amendment to any such registration statement; in connection with any post-effective amendment to such registration statement that is required to be declared effective by the SEC such lapse or unavailability may continue for a period of no more than 60 consecutive business days;

•	the suspension from trading or failure of our common stock to be traded on our principal market for a period of three consecutive business days;

•	the delisting of our common stock from NYSE MKT, provided however, that in the event the Company’s Common Stock is not immediately thereafter listed and traded on the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, Nasdaq Capital Market, the OTC Bulletin Board, the OTCQX marketplace or the OTCQB marketplace of the OTC Market Group, Inc.,

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•	our transfer agent’s failure to issue to Aspire Capital shares of our common stock which Aspire Capital is entitled to receive under the Purchase Agreement within five business days after an applicable purchase date;

•	any breach by us of the representations or warranties or covenants contained in the Purchase Agreement or any related agreements which would have a material adverse effect on us, subject to a cure period of five business days;

•	if we become insolvent or are generally unable to pay our debts as they become due; or

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Our Termination Rights

The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

No Short-Selling or Hedging by Aspire Capital

Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.

Effect of Performance of the Purchase Agreement on Our Stockholders

The Purchase Agreement does not limit the ability of Aspire Capital to sell any or all of the 23,418,172 shares registered in this offering. It is anticipated that shares registered in this offering will be sold over a period of up to approximately 24 months from the date of this prospectus. The sale by Aspire Capital of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and/or to be highly volatile. Aspire Capital may ultimately purchase all, some or none of the 21,600,000 shares of common stock not yet issued but registered in this offering. Pursuant to the terms of NYSE MKT’s approval of our listing application for the shares to be issued under the Purchase Agreement, we may not issue more than 13,062,776 shares of our common stock pursuant to the Purchase Agreement, unless our stockholders approve the transaction contemplated by the Purchase Agreement. We may, but we are under no obligation to, request our stockholders to approve the transaction contemplated by the Purchase Agreement. After it has acquired shares pursuant to the Purchase Agreement, it may sell all, some or none of such shares. Therefore, sales to Aspire Capital by us pursuant to the Purchase Agreement also may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to Aspire Capital and the Purchase Agreement may be terminated by us at any time at our discretion without any penalty or cost to us.

Percentage of Outstanding Shares After Giving Effect to the Purchased Shares Issued to Aspire Capital

In connection with entering into the Purchase Agreement, we authorized the sale to Aspire Capital of up to $10.0 million of our shares of common stock. However, we estimate that we will sell no more than 22,736,354 shares to Aspire Capital under the Purchase Agreement (exclusive of the Commitment Shares), all of which are included in this offering. Subject to any required approval by our board of directors, we may have the right but not the obligation to issue more than the 23,418,172 shares included in this prospectus to Aspire Capital under the Purchase Agreement. In the event we elect to issue more than 23,418,172 shares under the Purchase Agreement, we will be required to file a new registration statement and have it declared effective by the SEC. The number of shares ultimately offered for sale by Aspire Capital in this offering is dependent upon the number of shares purchased by Aspire Capital under the Purchase Agreement. Pursuant to the terms of NYSE MKT’s approval of our listing application for the shares to be issued under the Purchase Agreement, we may not issue more than 13,062,776 shares of our common stock pursuant to the Purchase Agreement, unless our stockholders approve the transaction contemplated by the Purchase Agreement. We may, but we are under no obligation to, request our stockholders to approve the transaction contemplated by the Purchase Agreement. The following table sets forth the number and percentage of outstanding shares to be held by Aspire Capital after giving effect to the sale of shares of common stock issued to Aspire Capital at varying purchase prices:

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Assumed Average Purchase Price		Proceeds from the Sale of Shares to Aspire Capital Under the Purchase Agreement Registered in this Offering	Number of Shares to be Issued in this Offering at the Assumed Average Purchase Price (1)	Percentage of Outstanding Shares After Giving Effect to the Purchased Shares Issued to Aspire Capital (2)
$0.44	(3)	$10,000,000	22,727,263	33.7%
$0.50		$10,000,000	20,136,354	29.9%
$0.75		$10,000,000	13,803,021	20.5%
$1.00		$10,000,000	10,636,354	15.8%
$1.50		$10,000,000	7,469,687	11.1%
$2.00		$10,000,000	5,886,354	8.7%

(1)	Excludes 681,818 Commitment Shares issued under the Purchase Agreement between the Company and Aspire Capital.

(2)	The denominator is based on 67,460,267 shares outstanding as of October 1, 2014, which includes the 1,818,172 Initial Purchase Shares and the Commitment Shares previously issued to Aspire Capital and the number of shares set forth in the adjacent column which would have been sold to Aspire Capital. The numerator is based on the number of shares which we may sell to Aspire Capital under the Purchase Agreement which includes the Initial Purchase Shares at the corresponding assumed purchase price for the remaining shares set forth in the adjacent column.

(3)	The Floor Price (the closing sale price of our shares on the business day before we entered into the Purchase Agreement).

dilution

The sale of our common stock to Aspire Capital pursuant to the Purchase Agreement will have a dilutive impact on our stockholders. As a result, our net income per share, if any, would decrease in future periods and the market price of our common stock could decline. In addition, the lower our stock price is at the time we exercise our right to sell shares to Aspire Capital, the more shares of our common stock we will have to issue to Aspire Capital pursuant to the Purchase Agreement and our existing stockholders would experience greater dilution.

After giving effect to the sale in this offering of 23,418,172 shares of common stock at an assumed average sale price of $.58 per share (based on the lowest sales price of our common stock as of October 1, 2014), our pro forma as adjusted net tangible book value as of June 30, 2014 would have been approximately $16,551,631 or $.186 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $.132 per share to our existing stockholders and an immediate dilution of $.394 per share to our new stockholders.

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SELLING STOCKHOLDER

The selling stockholder may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus. When we refer to the “selling stockholder” in this prospectus, we mean the entity listed in the table below, and its respective pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholder’s interests in shares of our common stock other than through a public sale.

The following table sets forth, as of the date of this prospectus, the name of the selling stockholder for whom we are registering shares for sale to the public, the number of shares of common stock beneficially owned by the selling stockholder prior to this offering, the total number of shares of common stock that the selling stockholder may offer pursuant to this prospectus and the number of shares of common stock that the selling stockholder will beneficially own after this offering. Except as noted below, the selling stockholder does not have, or within the past three years has not had, any material relationship with us or any of our predecessors or affiliates and the selling stockholder is not or was not affiliated with registered broker-dealers.

Based on the information provided to us by the selling stockholder, assuming that the selling stockholder sells all of the shares of our common stock beneficially owned by it that have been registered by us and does not acquire any additional shares during the offering, the selling stockholder will not own any shares other than those appearing in the column entitled “Beneficial Ownership After This Offering.” We cannot advise you as to whether the selling stockholder will in fact sell any or all of such shares of common stock. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act of 1933 after the date on which it provided the information set forth in the table below.

			Beneficial Ownership After this Offering (1)
Name	Shares of Common Stock Owned Prior to this Offering	Shares of Common Stock Being Offered	Number of Shares	%(2)
Aspire Capital Fund, LLC (3)	350,000(4)	23,418,172	350,000	*

_____________________________

* Represents less than 1% of outstanding shares.

(1)	Assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholder is under no obligation to sell any shares of common stock at this time.

(2)	Based on 67,460,267 shares of common stock outstanding on October 1, 2014.

(3)	Aspire Capital Partners, LLC is the managing member of Aspire Capital Fund, LLC. SGM Holdings Corp. is the managing member of Aspire Capital Partners, LLC. Steven G. Martin is the president and sole shareholder of SGM Holdings Corp. Erik J. Brown is a principal of Aspire Capital Partners, LLC. Christos Komissopoulos is a principal of Aspire Capital Partners, LLC. Each may be deemed to have shared voting and investment power over shares owned by Aspire Capital Fund, LLC. Each of Aspire Capital Partners, LLC, SGM Holdings Corp., Mr. Martin, Mr. Brown and Mr. Komissopoulos disclaim beneficial ownership of the shares of common stock held by Aspire Capital Fund, LLC. Aspire Capital is not a licensed broker dealer or an affiliate of a licensed broker dealer.

(4)	As of the date hereof, 1,818,172 shares of our common stock have been acquired by Aspire Capital under the Purchase Agreement, consisting of shares we issued to Aspire Capital as a commitment fee and the Initial Purchase Shares sold to Aspire Capital. We may elect in our sole discretion to sell to Aspire Capital up to an additional 21,600,000 shares under the Purchase Agreement and included in this prospectus but Aspire Capital does not presently beneficially own those shares as determined in accordance with the rules of the SEC.

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MANAGEMENT

The following table sets forth the names and ages of our directors and our executive officers:

Name	Age	Position Held With Us
Robert B. Kay	74	Executive Chairman and Chief Executive Officer
Robert L. Erwin	61	President
Mark Giannone	57	Chief Financial Officer
Terence Ryan, Ph.D.	59	Chief Scientific Officer
General James T. Hill (ret.)	68	Director
Glenn Chang	66	Director
John D. McKey, Jr.	71	Director
Philip K. Russell, M.D.	82	Director
Seynour Flug	79	Director
Arthur Y. Elliott, Ph.D.	78	Director

The following are brief biographies of each director and executive officer:

Robert B. Kay has served as our Executive Chairman and Chief Executive Officer since we became a publicly traded company in August 2008. Previously, Mr. Kay was a founder and senior partner of the New York law firm of Kay Collyer & Boose LLP, with a particular focus on mergers and acquisitions and joint ventures. Mr. Kay received his B.A. from Cornell University’s College of Arts & Sciences and his J.D. from New York University Law School.

Robert L. Erwin has been our President since we became a publicly traded company in August 2008. Mr. Erwin led Large Scale Biology Corporation from its founding in 1988 through 2003, including a successful initial public offering in 2000, and continued as non-executive Chairman until 2006. He served as Chairman of Icon Genetics AG from 1999 until its acquisition by a subsidiary of Bayer AG in 2006. Mr. Erwin recently served as Managing Director of Bio-Strategic Directors LLC, providing consulting services to the life sciences industry. He is currently Chairman of Novici Biotech, a private biotechnology company and a Director of Oryn Therapeutics. Mr. Erwin’s non-profit work focuses on applying scientific advances to clinical medicine, especially in the field of oncology. He is co-founder, President and Director of the Marti Nelson Cancer Foundation, Oncology. Mr. Erwin received his BS degree with Honors in Zoology and an MS degree in Genetics from Louisiana State University.

Mark Giannone has served as our Chief Financial Officer since December 2013. Mr. Giannone has been a member of the accounting firm of Bosco Giannone LLC since its formation in 1999. His prior experience included employment as a senior accountant at Kenneth Leventhal & Co. (acquired by Ernst &Young LLP) and as a tax manager at BDO Seidman, a lecturer in various continuing education programs for the New York State Society of Certified Public Accountants and New York University.

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Terence E. Ryan, Ph.D. has been our chief scientific officer since March 2012, and prior to that served as senior vice president since joining the Company in July 2010. Dr. Ryan previously served as assistant vice president, Systems Biology at Wyeth Pharmaceuticals (later Pfizer, Inc.) from 2007 to 2010, and director of Integrative Biology at GlaxoSmithKline from 2003 to 2007. He has also been director, Cell Biology at Celera Genomics from 2000 to 2003 and associate director of Cell Technologies and Protein Sciences at Regeneron Pharmaceuticals, Inc. Dr. Ryan received his A.B. in Biology from Princeton University, his M.S. and Ph.D. in Microbiology from Rutgers University and was a post-doctoral fellow in Molecular Virology at the University of Wisconsin.

General James T. Hill has been a director since we became a publicly traded company in August 2008. General Hill was the Commander of the 4-Star United States Southern Command, reporting directly to the President and Secretary of Defense at the time of his retirement from active duty. As such he led all U.S. military forces and operations in Central America, South America and the Caribbean, worked directly with U.S. Ambassadors, foreign heads of state, key Washington decision-makers, foreign senior military and civilian leaders, developing and executing United States policy. His responsibilities included management, development and execution of plans and policy within the organization including programming, communications, manpower, operations, logistics and intelligence. General Hill’s experience of implementing plans and policies within diverse geographic regions and his insights regarding the conduct of business affairs in Central and South America is a key resource for us.

Glenn Chang has been a director since we became a publicly traded company in August 2008. Since February 2014, Glenn Chang serves as Chief Financial Officer of Singer Vehicle Design, a private company in the business of automotive design and restoration. Mr. Chang served as the Chief Financial Officer of Alma Bank, a New York headquartered bank with over $900 million of assets and 13 branches in the New York City Metropolitan area from late 2012 to February 2014. Before joining Alma, from 1999 to 2012, Mr. Chang served as a founder, Director, Chief Financial Officer and consultant to First American International Bank which is the largest locally owned Chinese American Bank. Prior to that he spent 20 years at Citibank, N.A as Vice President. Mr. Chang is a retired Certified Public Accountant. Mr. Chang’s extensive executive and financial leadership in his current and former positions and his training and experience as a Certified Public Accountant adds vital expertise to our board of directors and our Audit Committee in the form of financial understanding, business perspective and audit expertise. Mr. Chang is qualified as an Audit Committee Financial Expert as defined in Regulation S-K Item 407(d)(5)(ii).

John D. McKey, Jr. has been a director since we became a publicly traded company in August 2008. Since 2003, Mr. McKey has served as of counsel at McCarthy, Summers, Bobko, Wood, Sawyer & Perry, P.A. in Stuart, Florida, and previously was a partner from 1987 through 2003. From 1977 to 1987, Mr. McKey was a partner at Gunster Yoakley in Palm Beach, Florida. Mr. McKey received his B.B.A at the University of Georgia and his J.D. from the University Of Florida College Of Law. Mr. McKey’s extensive experience representing private and public companies operating in varied business sectors brings our board insights and acumen to best corporate practices and implementation of strategic and financial plans.

Philip K. Russell, M.D. has been a director since March 2010. Major General (retired.) Russell served in the U.S. Army Medical Corps from 1959 to 1990, pursuing a career in infectious disease and tropical medicine research. Following his military service, Dr. Russell joined the faculty of Johns Hopkins University’s School of Hygiene and Public Health and worked closely with the World Health Organization as special advisor to the Children’s Vaccine Initiative. He was founding board member of the International AIDS Vaccine Initiative, and is an advisor to the Bill & Melinda Gates Foundation. He has served on numerous advisory boards of national and international agencies, including the Centers for Disease Control (“CDC”), the National Institutes of Health (“NIH”) and the Institute of Medicine. Dr. Russell is a past Chairman of the Albert B. Sabin Vaccine Institute. Dr. Russell’s extensive experience and expertise in the field of infectious diseases and his association with leading governmental and not-for-profit entities engaged in pioneering work throughout the world provides us with invaluable insights into priorities for these entities and business development opportunities for us.

Seymour Flug has been a director since December 2012. Prior to retiring, Mr. Flug was Chairman of the Board and CEO of Diners Club International and a Managing Director of Citibank. Prior to joining Citibank, Mr Flug served as Senior Vice President of Hess Oil Company. Mr. Flug began his career as Certified Public Accountant at Deloitte & Touche, a predecessor to the firm now known as Deloitte. Mr. Flug received his B.B.A from Baruch College. Mr. Flug’s experience leading a multinational company and his experience as a certified public accountant allow him to offer us unique perspectives on global business opportunities, best business practices and additional audit expertise. Mr. Flug is qualified as an Audit Committee Financial Expert as defined in Regulation S-K Item 407(d)(5)(ii).

Arthur Y. Elliott, Ph.D. has been a director since October 2010. Dr. Elliott serves as a member of the American Association for Advancement of Science, American Society for Microbiology, and American Tissue Culture Association. Prior to retiring, Dr. Elliott spent 16 years with Merck & Co., serving ultimately as Executive Director of Biological Operations, Merck Manufacturing Division, responsible for the bulk manufacture, testing, release and registration of all biological products sold. Dr. Elliott also directed the manufacturing, process development, and other operations of North American Vaccine, Inc. for six years, and most recently served as consultant to Aventis (Sanofi Pasteur) Pharmaceutical Corporation in its design and implementation of new, highly automated manufacturing facilities for influenza vaccines. Dr. Elliott has served with the United States Department of Health and Human Services (“HHS”) in the Avian Influenza Pandemic Preparedness Program in Washington, D.C. as Senior Program Manager for the Antigen Sparing Project since 2006. The program involves the cooperation of three pharmaceutical companies and four government groups (NIH, CDC, United States Food and Drug Administration, and HHS). While at Merck, he worked closely with both Merck Research Laboratories and the Merck Vaccine Division to forecast the timely transfer of technology for new and improved products from the research laboratories through the manufacturing area and into the marketing division for sales introductions. He has served as a biological consultant to the World Health Organization, NIH and The Bill & Melinda Gates Foundation. Dr. Elliott holds a Ph.D. in Virology from Purdue University, and an M.S. in Microbiology and a B.A. in Biology from North Texas State University. Dr. Elliot’s extensive experience and expertise with the manufacture of vaccines and therapeutics is particularly relevant to our business and our efforts to manufacture such products which in a key component of our business.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation paid or earned by our principal executive officer, principal financial officer and our two other most highly compensated executive officers who were serving as executive officers at June 30, 2014, the end of our last completed fiscal year. We refer to the executive officers identified in this table as our “named executive officers”.

iBio Inc.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary		Bonus	Option Awards	Total
Robert B. Kay	2014	$300,000		$0	$132,281	$512,311
Executive Chairman	2013	300,000		0	289,288	589,288

Scott Kain	2014	125,000	(1)	0	0	125,000
Chief Financial Officer	2013	67,500		0	58,006	125,506

Mark Giannone	2014	22,000	(2)	0	51,155	73,155
Chief Financial Officer	2013	0		0	0	-

Robert Erwin	2014	230,000		0	132,281	362,281
President	2013	230,000		0	289,288	519,288

Terence E. Ryan, Ph.D.	2014	200,000		0	0	200,000
Chief Scientific Officer	2013	200,000		0	0	200,000

(1)	Mr. Kain’s employment ended November 30, 2013.

(2)	Mr. Giannone’s employment commenced December 5, 2013

Outstanding Equity Awards at Fiscal Year-End

The following table shows information regarding unexercised stock options held by our named executive officers as of June 30, 2014.

Name	Unexercised Options	Exercise Price	Expiration Date		Market Value
Robert Kay (2)	250,000	$0.20	2	/13/19	$55,000
Robert Kay (2)	250,000	$0.66	8	/10/19	$-
Robert Kay (3)	300,000	$1.73	8	/16/20	$-
Robert Kay (4)	500,000	$3.07	12	/30/20	$-
Robert Kay (2)	500,000	$3.07	12	/30/20	$-
Robert Kay (2)	300,000	$1.96	10	/21/21	$-
Robert Kay (2)	300,000	$1.10	7	/24/22	$-
Robert Kay (2)	300,000	$0.50	7	/16/23	$-
Robert Erwin (2)	250,000	$0.20	2	/13/19	$55,000
Robert Erwin (2)	250,000	$0.66	8	/10/19	$-
Robert Erwin (2)	300,000	$1.73	8	/16/20	$-
Robert Erwin (2)	300,000	$1.96	10	/21/21	$-
Robert Erwin (2)	300,000	$1.10	7	/24/22	$-
Robert Erwin (2)	300,000	$0.50	7	/16/23	$-
Terence Ryan (6)	100,000	$1.38	7	/14/20	$-
Terence Ryan (8)	100,000	$1.96	10	/21/21	$-
Mark Giannone (7)	100,000	$0.58	1	/24/24

(1)	The market value for each award is based upon the closing stock price of $0.42 per share of common stock on June 30, 2014, less the exercise price of the option.

(2)	Options vest in five equal annual installments on the anniversary date of grant.

(3)	One fifth vest on grant date and one fifth on each subsequent anniversary date of grant.

(4)	Options vested on July 1, 2011.

(5)	Options vested on July 1, 2012.

(6)	Options vest in two equal annual installments on the anniversary date of grant.

(7)	Options vest in three equal annual installments on the anniversary date of grant.

Employment Agreements

As of June 30, 2014, we did not have any employment contracts or other similar agreements or arrangements with any of our named executive officers.

Equity Incentive Plan

On August 12, 2008, the Company adopted the iBioPharma 2008 Omnibus Equity Incentive Plan (the “Plan”) for employees, officers, directors and external service providers. Under the provisions of the Plan, the Company may grant options to purchase stock and/or make awards of restricted stock up to an aggregate amount of 10 million shares. Stock options granted under the Plan may be either incentive stock options (as defined by Section 422 of the internal Revenue Code of 1986, as amended) or non-qualified stock options at the discretion of the board of directors. Vesting of awards occurs ratably on the anniversary of the grant date over the service period as determined at the time of grant.

DIRECTOR COMPENSATION

Compensation for our non-employee directors has historically consisted of a grant of stock options vesting over a three-year period and additional cash compensation. We do not have a fixed policy with respect to this compensation, but the compensation is generally equal for each non-employee director except in cases where a director assumes additional responsibilities above and beyond standard board service. Directors who are also our employees receive no additional compensation for their services as directors.

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Director Compensation Table

The following table sets forth summary information concerning the total compensation paid to our non-employee directors for services to the Company during the fiscal year ended June 30, 2014:

Director Compensation	Fees Earned or Paid in Cash	Option Awards	Total
General James T. Hill	$25,000	$26,456	$51,456
Glenn Chang	10,000	26,456	36,456
John D. McKey	10,000	26,456	36,456
Philip K. Russell	10,000	26,456	36,456
Arthur Elliot	10,000	26,456	36,456
Seymour Flug	10,000	26,456	36,456

	75,000	158,736	233,736

(2)	The aggregate number of stock options outstanding for each non-employee director was as follows: Gen. Hill 330,000, Mr. Chang 330,000, Mr. McKey 430,000, Dr. Russell 240,000, Dr. Elliott 240,000, and Mr. Flug 120,000.

CORPORATE GOVERNANCE

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors has constituted audit, compensation and nominating committees.

Nominating Committee and Nomination Process

The Nominating Committee was formed to address general governance and policy oversight; succession planning; to identify qualified individuals to become prospective board members and make recommendations regarding nominations for our board of directors; to advise the board with respect to appropriate composition of board committees; to advise the board about and develop and recommend to the board appropriate corporate governance documents and assist the board in implementing guidelines; to oversee the annual evaluation of the board and our chief executive officer, and to perform such other functions as the board may assign to the committee from time to time. The Nominating Committee has a charter which is available on our website at www.ibioinc.com. The Nominating Committee consists of three independent directors: Arthur Y. Elliott, Ph.D., (Nominating Committee Chairman), Glenn Chang and General James T. Hill.

Our directors take a critical role in guiding our strategic direction and oversee the management of our company. Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of our stockholders and personal integrity and judgment. In addition, directors must have time available to devote to board activities and to enhance their knowledge of the life sciences industry. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities.

Our board of directors believes given the diverse skills and experience required to grow our company that the input of all members of the Nominating Committee is important for considering the qualifications of individuals to serve as directors but does not have a diversity policy. Further, the Nominating Committee believes that the minimum qualifications for serving as our director are that a nominee demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the board’s oversight of our business and affairs of and have an impeccable record and reputation for honest and ethical conduct in both his or her professional and personal activities. Whenever a new seat or a vacated seat on the board is being filled, candidates that appear to best fit the needs of the board and our company are identified and unless such individuals are well known to the board, they are interviewed and further evaluated by the Nominating Committee. Candidates selected by the Nominating Committee are then recommended to the full board for their nomination to stockholders. The Nominating Committee recommends a slate of directors for election at the annual meeting. In accordance with NYSE MKT LLC rules, the slate of nominees is approved by a majority of the independent directors.

In carrying out its responsibilities, our board will consider candidates suggested by stockholders. If a stockholder wishes to formally place a candidate’s name in nomination, however, he or she must do so in accordance with the provisions of our First Amended and Restated Bylaws. Suggestions for candidates to be evaluated by the Nominating Committee must be sent to Secretary, iBio, Inc. 9 Innovation Way, Suite 100, Newark, DE 19711.

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Audit Committee

The Audit Committee of the board of directors makes recommendations regarding the retention of the independent registered public accounting firm, reviews the scope of the annual audit undertaken by our independent registered public accounting firm and the progress and results of their work, reviews our financial statements, and oversees the internal controls over financial reporting and corporate programs to ensure compliance with applicable laws and regulations. The Audit Committee reviews all services performed for us by the independent registered public accounting firm and determines whether they are compatible with maintaining the registered public accounting firm's independence. The Audit Committee has a charter, which is reviewed annually and as may be required due to changes in industry accounting practices or the promulgation of new rules or guidance documents. The Audit Committee charter is available on our website at www.ibioinc.com. The Audit Committee consists of two independent directors as determined by NYSE MKT LLC listing standards: Glenn Chang (Audit Committee Chairman) and Seymour Flug. Mr. Chang and Mr. Flug are each qualified as an Audit Committee Financial Expert as defined in Regulation S-K Item 407(d)(5)(ii).

Compensation Committee

The Compensation Committee of the Board of Directors reviews and approves executive compensation policies and practices, reviews salaries and bonuses for our senior executive officers, administers our equity incentive plan and other benefit plans, and considers other matters as may, from time to time, be referred to them by our board of directors. The Compensation Committee has a charter which is available on our website at www.ibioinc.com. The members of the Compensation Committee are General James T. Hill (Compensation Committee Chairman), Arthur Y. Elliott, Ph.D. and Philip K. Russell, M.D.

Board Leadership Structure and Role in Risk Oversight

Our chief executive officer also serves as the executive chairman of our board of directors. We do not have a lead independent director. Our executive chairman, when present, presides over all meetings of our board. We believe this leadership structure is appropriate for our Company at this time because (1) of our size, (2) of the size of our bard, (3) our chief executive officer is responsible for our day-to-day operation and implementing our strategy, and (4) discussion of developments in our business and financial condition and results of operations are important parts of the discussion at meetings of our board of directors and it makes sense for our chief executive officer to chair those discussions.

Our board of directors oversees our risk management. This oversight is administered primarily through the following:

•	Our board’s review and approval of our business strategy, including the projected opportunities and challenges facing our business;

•	At least quarterly review of our business developments and financial results;

•	Our Audit Committee’s oversight of our internal controls over financial reporting and its discussions with management and the independent registered public accountants regarding the quality and adequacy of our internal controls and financial reporting; and

•	Our board’s review and recommendations regarding our executive officer compensation and its relationship to our business objectives and goals.

Meetings of the Board of Directors and Committees

During the fiscal year ended June 30, 2014, the board of directors held three meetings in person or by telephone and acted by unanimous written consent on four occasions and the Audit Committee held four meetings in person or by telephone. No meetings in person or by telephone were held and no actions were taken by either the Nominating Committee or Compensation Committee as matters addressable by such committees were considered and approved by the full board. Between meetings, members of the board of the directors are provided with information regarding our operations and are consulted on an informal basis with respect to pending business. Each director attended at least 75% of the aggregate of the total number of meetings of the board and the total number of meetings of the committees on which such director serves.

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Although we do not have a policy with regard to board members’ attendance at our annual meetings of stockholders, all of the directors are encouraged to attend such meetings.

Stockholder Communications with the Board of Directors

Interested parties may communicate with the board of directors or specific members of the board of directors, including the independent directors and the members of the Audit Committee, by submitting correspondence addressed to the Board of Directors of iBio, Inc. c/o any specified individual director or directors at 9 Innovation Way, Suite 100, Newark, Delaware 19711. Any such correspondence will be forwarded to the indicated directors.

Code of Ethics

We have adopted a written code of ethics within the meaning of Item 406 of SEC Regulation S-K, which applies to all of our employees, including our principal executive officer and our chief financial officer, a copy of which can be found on our website at www.ibioinc.com. If we make any waivers or substantive amendments to the code of ethics that are applicable to our principal executive officer or our chief financial officer, we will disclose the nature of such waiver or amendment in a Current Report on Form 8-K in a timely manner. No waivers from any provision of our policy have been granted.

Available information about iBio

Previously filed SEC current reports, quarterly reports, annual reports, and reports under Section 16(a) of the Securities Exchange Act of 1934 are available on our website at www.ibioinc.com and in print for any stockholder upon written request to our Secretary.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is traded on the NYSE MKT under the trading symbol “IBIO.”

The following table sets forth the high and low sale prices for our common stock during the years ended June 30, 2014 and 2013 as reported by the NYSE MKT. The quotations shown represent inter-dealer prices without adjustment for retail markups, markdowns or commissions, and may not necessarily reflect actual transactions. As of October 1, 2014, the closing price of our Common Stock was $0.61 as reported on the NYSE MKT.

	High	Low
Year ended June 30, 2014:
First Quarter	$0.62	$0.42
Second Quarter	$0.45	$0.29
Third Quarter	$0.68	$0.35
Fourth Quarter	$0.52	$0.36

Year ended June 30, 2013:
First Quarter	$1.46	$0.71
Second Quarter	$1.15	$0.62
Third Quarter	$0.87	$0.51
Fourth Quarter	$0.64	$0.38

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Holders

As of October 1, 2014, there were 81 holders of record of our common stock.

Dividends

We have never declared or paid any cash dividends on our common stock.

Equity Compensation Plans

The following table provides information regarding the status of our existing equity compensation plans at June 30, 2014:

	Number of Shares of Common Stock to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options and Warrants	Number of Options Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the previous columns)
Equity compensation plans approved by stockholders	8,483,334	$1.25	6,516,666
Equity compensation plans not approved by stockholders	—	—	—
Total	8,483,334	$1.25	6,516,666

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our outstanding common stock as of October 1, 2014:

•	each person who is known by us to be the beneficial owner of 5% or more of our outstanding common stock;

•	each of our directors including our chief executive officer;

•	each of our other named executive officers; and

•	all of our current executive officers and directors as a group.

Except as otherwise noted in the footnotes below, to our knowledge, each of the persons named in this table has sole voting and investment power with respect to the securities indicated as beneficially owned.

	Number of		Percent of
	Shares		Shares
Name and Address of Beneficial Owner(1)	Beneficially		Beneficially
5% Stockholders	Owned (2)		Owned(2)

Eastern Capital Limited	23,744,000	(3)	34.3%
E. Gerald Kay	5,945,695	(4)	8.8%
Carl DeSantis	5,751,143	(5)	8.5%

Directors

Robert B. Kay	3,190,962	(6)	4.6%
Glenn Chang	282,152	(7)	0.4%
Arthur Y. Elliott, Ph.D.	180,002	(8)	0.3%
John McKey, Jr.	856,560	(9)	1.3%
Seymour Flug	40,002		0.1%
General James T. Hill	285,001	(10)	0.4%
Philip K. Russell, M.D.	180,002	(10)	0.3%

Other Executive Officers

Robert L. Erwin	1,160,000	(10)	1.7%
Terence E. Ryan, Ph.D.	200,000		0.3%
Mark Giannone	22,834		0.0%

All current directors and executive officers as a group (10 persons)	6,397,515	(11)	8.8%

* Represents less than 1% of outstanding shares.

(1)	The address of Eastern Capital Limited (“Eastern”) is Box 31363, Grand Cayman, E9 KY1 1206. The address of E. Gerald Kay is c/o Integrated BioPharma, Inc., 225 Long Avenue, Box 278, Hillside, New Jersey 07205. The address of Carl DeSantis is c/o CDS International Holdings, Inc., 3299 NW 2nd Avenue, Boca Raton, FL 33431. The address of each of our directors and executive officers is c/o iBio, Inc., 9 Innovation Way, Suite 100, Newark, Delaware 19711.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of our common stock. On September 29, 2014, there were 67,460,267 shares of common stock outstanding. Shares of common stock issuable under warrants or stock options that are exercisable within 60 days after September 29, 2014 are deemed outstanding and are included for purposes of computing the number of shares owned and percentage ownership of the person holding the warrants or option but are not deemed outstanding for computing the percentage ownership of any other person.

(3)	Consists of 21,960,000 shares of common stock and warrants to purchase 1,784,000 shares of common stock held by Eastern. This information is based solely on information set forth in a Schedule 13D/A Amendment No. 3 filed with the SEC on October 18, 2013 by Eastern, Portfolio Services Ltd. and Kenneth B. Dart.

(4)	Consists of 5,945,695 shares of common stock. This information is based solely on information set for forth in a Schedule 13D filed with the SEC on June 13, 2013 by E. Gerald Kay and EGK, LLC. The number of shares of common stock beneficially owned by these entities may have changed since the filing of the Schedule 13D.

(5)	Consists of 5,751,143 shares of common stock. This information is based solely on information set forth in a Schedule 13D/A Amendment No. 1 filed with the SEC on September 29, 2014 by Carl DeSantis, the DeSantis Revocable Trust, CD Financial LLC.

(6)	Includes (i) 819,629 shares of common stock held by EVJ LLC, of which Mr. Kay is the manager, and (ii) 2,160,000 shares of common stock underlying stock options held by Mr. Kay.

(7)	Includes 270,002 shares of common stock underlying vested stock options.

(8)	All shares listed are shares of common stock underlying vested stock options

(9)	Includes 370,002 shares of common stock underlying vested stock options

(10)	Includes 270,001 shares of common stock underlying vested stock options.

(11)	Includes 4,830,011 shares of common stock underlying vested stock options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Director Independence

Our board of directors has determined that Messrs. Chang, Flug and McKey, Drs. Elliott and Russell and General Hill are each “independent directors” as such term is defined in Section 803 of the New York Stock Exchange MKT Company Guide.

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Policies and Procedures for Related Person Transactions

The policy our board of directors is to review with management and our independent registered public accounting firm any related party transactions brought to the board’s attention which could reasonably be expected to have a material impact on our financial statements. The Company’s practice is for management to present to the board of directors each proposed related party transaction, including all relevant facts and circumstances relating thereto, and to update the board of directors as to any material changes to any approved related party transaction. In connection with this requirement, each of the transactions or relationships disclosed below were disclosed to and approved by our board of directors. In addition, transactions involving our directors and their affiliated entities were disclosed and reviewed by our board of directors in its assessment of our directors’ independence requirements.

Research and Development Services Vendor

In January 2012, the Company entered into an agreement with a vendor in which iBio’s President is a minority stockholder. The vendor performs laboratory feasibility analyses of gene expression, protein purification and preparation of research samples. The transaction has been conducted on an arm’s length basis at market terms. The accounts payable balance includes amounts due this vendor of approximately $38,000 and $93,000 at June 30, 2014 and 2013, respectively. Research and development expenses related to this vendor were approximately $527,000 and $424,000 for the years ended June 30, 2014 and 2013, respectively.

Consulting Services by Board Member

In February 2012, the Company entered into a business development consulting agreement with a member of the Board of Directors. The six month agreement included monthly payments of $15,000 and 60,000 stock options which vested in six equal monthly installments of 10,000 options per month. The options have an exercise price of $0.93 per share and will expire ten years from the date of grant. The consulting expense for the years ended June 30, 2014 and 2013 was $0 and $15,000, respectively, and is included in general and administrative.

Consulting Services by Fraunhofer Employee

From July 1, 2011 through February 29, 2012, the Company employed as our Chief Scientific Officer an executive of Fraunhofer Center for Molecular Biology (“Fraunhofer”). As of March 1, 2012, the Fraunhofer executive ceased to be an employee of the Company and became a consultant pursuant to an agreement with the Company, with the title and role of Chief Scientific Advisor to the Company. The agreement is extant but is terminable at will by either party and provides that during its term stock options previously granted when the executive was an employee will continue to vest. During this time, we have been a party to a number of agreements with Fraunhofer including:

•	a Technology Transfer Agreement initially effective January 2004, as subsequently amended;

•	an agreement by and among us, Fraunhofer and FioCruz/BioManguinhos entered into in January 2011;

•	a research services agreement entered into by us and Fraunhofer in December 2010;

•	a research services agreement entered into by us and Fraunhofer in March 2011; and

•	a patent expense sharing agreement entered into by us and Fraunhofer in February 2010.

More specifically, during the fiscal year ended June 30, 2012:

•	The Technology Transfer Agreement, provided, among other things, that the Company would remit to Fraunhofer (1) semi-annual payments of $1 million for research and development services rendered by Fraunhofer related to the commercialization of our iBioLaunch and iBioModulator technology platforms and (2) a minimum annual royalty payment in the amount $200,000. Interest at the rate of prime plus 2% on certain unpaid balances was charged by Fraunhofer. The interest expense for the year ended June 30, 2012 was approximately $0.1 million. The total expense recorded for the year ended June 30, 2012 was approximately $2.3 million.

•	Pursuant to the agreement among us, Fraunhofer and FioCruz, we engaged Fraunhofer as a contractor to fulfill our obligation to FioCruz to provide to it certain research and development services. The services were billed to FioCruz at Fraunhofer’s cost and we recognized revenue from FioCruz for the provision of the research services to it and an offsetting equivalent expense for amounts due from us to Fraunhofer for the services rendered. The revenue and expense for the year ended June 30, 2012 was approximately $1.3 million.

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•	We incurred expenses for the year ended June 30, 2012 in the approximate amount of $0.6 million pursuant to the research services agreement we entered into with Fraunhofer in December 2010 that allowed us to evaluate gene expression and protein production using the iBioLaunch platform.

•	We incurred expenses for the year ended June 30, 2012 in the approximate amount of $0.3 million pursuant to the research services agreement we entered into with Fraunhofer in March 2011 that allowed us to evaluate the mechanism of immune-potentiating activity of lichenase, a key element of our iBioModulator platform.

•	Pursuant to the patent expense sharing agreement, Fraunhofer was required to reimburse the Company for certain costs incurred for patent protection of our iBioLaunch and iBioModulator technology. The type and amount of costs to be reimbursed was an area of dispute between the parties. For the year ended June 30, 2012, the Company recorded a vendor concession of $0.1 million in general and administrative expenses to reduce the receivable to an agreed-upon settlement amount of approximately $0.2 million.

We remain a party to a number of agreements with Fraunhofer and in September 2013 entered into an agreement with Fraunhofer that materially modified certain of the terms of the Technology Transfer Agreement and patent expense sharing agreement and impacted both historical and future amounts due from us to Fraunhofer and from Fraunhofer to us.

Limitation of Liability of Officers and Directors and Indemnification

Our certificate of incorporation, as amended, provides for indemnification of our officers and directors to the extent permitted by Delaware law, which generally permits indemnification for actions taken by officers or directors as our representatives if the officer or director acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation.

As permitted under Delaware law, the By-laws contain a provision indemnifying directors against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with an action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of our Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

Historical Relationship with Integrated BioPharma, Inc.

We were a subsidiary of Integrated BioPharma, Inc. (“Integrated BioPharma”) from February 21, 2003 until August 18, 2008. On that date, Integrated BioPharma spun off iBio in a transaction that was intended to be a tax free distribution to Integrated BioPharma and its U.S. stockholders. As part of that transaction, we entered into a number of agreements with Integrated BioPharma including an indemnification and insurance matters agreement and a tax responsibility allocation agreement. Messrs. E. Gerald Kay and Carl DeSantis, affiliates of Integrated BioPharma, were in 2008 and continue to remain beneficial holders of more than 5% of our common stock. The agreements are described below.

Indemnification. In general, under the indemnification and insurance matters agreement, we agreed to indemnify Integrated BioPharma, its affiliates and each of its and their respective directors, officers, employees, agents and representatives from all liabilities that arise from:

•	any breach by us of the separation and distribution agreement or any ancillary agreement;

•	any of our liabilities reflected on our consolidated balance sheets included in the information statement relating to the spin-off;

•	our assets or businesses;

•	the management or conduct of our assets or businesses;

•	the liabilities allocated to or assumed by us under the separation and distribution agreement, the indemnification and insurance matters agreement or any of the other ancillary agreements;

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•	various on-going litigation matters in which we are named defendant, including any new claims asserted in connection with those litigations, and any other past or future actions or claims based on similar claims, facts, circumstances or events, whether involving the same parties or similar parties, subject to specific exceptions;

•	claims that are based on any violations or alleged violations of U.S. or foreign securities laws in connection with transactions arising after the distribution relating to our securities and the disclosure of financial and other information and data by us or the disclosure by Integrated BioPharma as part of the distribution of our financial information or our confidential information; or

•	any actions or claims based on violations or alleged violations of securities or other laws by us or our directors, officers, employees, agents or representatives, or breaches or alleged breaches of fiduciary duty by our board of directors, any committee of our board or any of its members, or any of our officers or employees.

Integrated BioPharma agreed to indemnify us and our affiliates and our directors, officers, employees, agents and representatives from all liabilities that arise from:

•	any breach by Integrated BioPharma of the separation and distribution agreement or any ancillary agreement;

•	any liabilities allocated to or to be retained or assumed by Integrated BioPharma under the separation and distribution agreement, the indemnification and insurance matters agreement or any other ancillary agreement;

•	liabilities incurred by Integrated BioPharma in connection with the management or conduct of Integrated BioPharma’s businesses; and

•	various ongoing litigation matters to which we are not a party.

Integrated BioPharma is not obligated to indemnify us against any liability for which we are also obligated to indemnify Integrated BioPharma. Recoveries by Integrated BioPharma under insurance policies will reduce the amount of indemnification due from us to Integrated BioPharma only if the recoveries are under insurance policies Integrated BioPharma maintains for our benefit. Recoveries by us will in all cases reduce the amount of any indemnification due from Integrated BioPharma to us.

Under the indemnification and insurance matters agreement, a party has the right to control the defense of third-party claims for which it is obligated to provide indemnification, except that Integrated BioPharma has the right to control the defense of any third-party claim or series of related third- party claims in which it is named as a party whether or not it is obligated to provide indemnification in connection with the claim and any third-party claim for which Integrated BioPharma and we may both be obligated to provide indemnification. We may not assume the control of the defense of any claim unless we acknowledge that if the claim is adversely determined, we will indemnify Integrated BioPharma in respect of all liabilities relating to that claim. The indemnification and insurance matters agreement does not apply to taxes covered by the tax responsibility allocation agreement.

Offset. Integrated BioPharma is permitted to reduce amounts it owes us under any of our agreements with Integrated BioPharma, by amounts we may owe to Integrated BioPharma under those agreements.

Assignment. We may not assign or transfer any part of the indemnification and insurance agreement without Integrated BioPharma’s prior written consent. Nothing contained in the agreement restricts the transfer of the agreement by Integrated BioPharma.

Tax Responsibility Allocation Agreement

Tax Responsibility Allocation Agreement. In order to allocate our responsibilities for taxes and certain other tax matters, we and Integrated BioPharma entered into a tax responsibility allocation agreement prior to the date of the distribution. Under the terms of the agreement, with respect to consolidated federal income taxes, and consolidated, combined and unitary state income taxes, Integrated BioPharma will be responsible for, and will indemnify and hold us harmless from, any liability for income taxes with respect to taxable periods or portions of periods ending prior to the date of distribution to the extent these amounts exceed the amounts we have paid to Integrated BioPharma prior to the distribution or in connection with the filing of relevant tax returns. Integrated BioPharma is also responsible for, and will indemnify and hold us harmless from, any liability for income taxes of Integrated BioPharma or any member of the Integrated BioPharma group (other than us) by reason of our being severally liable for those taxes under U.S. Treasury regulations or analogous state or local provisions. Under the terms of the agreement, with respect to consolidated federal income taxes, and consolidated, combined and unitary state income taxes, we are responsible for, and will indemnify and hold Integrated BioPharma harmless from, any liability for our income taxes for all taxable periods, whether before or after the distribution date. With respect to separate state income taxes, we are also responsible for, and will indemnify and hold Integrated BioPharma harmless from, any liability for income taxes with respect to taxable periods or portions of periods beginning on or after the distribution date. We are also responsible for, and will indemnify and hold Integrated BioPharma harmless from, any liability for our non-income taxes and our breach of any obligation or covenant under the terms of the tax responsibility allocation agreement, and in certain other circumstances as provided therein. In addition to the allocation of liability for our taxes, the terms of the agreement also provide for other tax matters, including tax refunds, returns and audits.

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DESCRIPTION OF SECURITIES

Capital Stock

We are authorized to issue 175,000,000 shares of common stock, par value $0.001 per share, following an amendment to our Certificate of Incorporation approved by our stockholders on December 17, 2013, of which 67,460,267 shares were issued and outstanding as of October 1, 2014, and 1,000,000 shares of preferred stock, no par value, of which no shares were issued and outstanding as of October 1, 2014.

Provisions of our certificate of incorporation, bylaws and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change in control that a stockholder may consider favorable. Pursuant to our certificate of incorporation, our Board of Directors may issue additional shares of common or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protect the continuity of our management. Specifically, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in our best interest, shares could be issued by our Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•	Diluting the voting or other rights of the proposed acquirer or insurgent stockholder group,

•	Putting a substantial voting block in institutional or other hands that might undertake to support the incumbent Board of Directors, or

•	Effecting an acquisition that might complicate or preclude the takeover.

Our certificate of incorporation also allows our Board of Directors to fix the number of directors in the by-laws. Cumulative voting in the election of directors is specifically denied in our certificate of incorporation. The effect of these provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder may determine to be in his, her or its best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders.

We also are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation’s voting stock. This statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulative voting for the election of directors. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor subject to the rights of preferred stockholders. We do not intend to pay any cash dividends to the holders of common stock and anticipate reinvesting our earnings. In the event of liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the preferences of preferred stockholders. Shares of common stock have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to common stock.

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Preferred Stock

We are authorized to issue 1,000,000 shares of preferred stock, with no par value, and the Board of Directors is authorized to create one or more series of preferred stock, and to designate the rights, privileges, restrictions, preferences and limitations of any given series of preferred stock. Accordingly, the Board of Directors may, without stockholder approval, issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation will provide for indemnification of our officers and directors to the extent permitted by Delaware law, which generally permits indemnification for actions taken by officers or directors as our representatives if the officer or director acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation.

As permitted under Delaware law, our By-laws contain a provision indemnifying directors against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with an action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of our company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

The separation and distribution agreement that we have entered into with Integrated BioPharma provides for indemnification by us of Integrated BioPharma and its directors, officers and employees for some liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934 in connection with the distribution, and a mutual indemnification of each other for product liability claims arising from their respective businesses, and also requires that we indemnify Integrated BioPharma for various liabilities of iBio, and for any tax that may be imposed with respect to the distribution and which result from our actions or omissions in that regard.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by Aspire Capital, the selling stockholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

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In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling stockholder may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholder may transfer the shares of common stock by other means not described in this prospectus.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. Aspire Capital has informed us that each such broker-dealer will receive commissions from Aspire Capital which will not exceed customary brokerage commissions.

Aspire Capital is an “underwriter” within the meaning of the Securities Act.

Neither we nor Aspire Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Aspire Capital, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder, and any other required information. Pursuant to a requirement of the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount and other compensation to be received by any FINRA member or independent broker-dealer shall not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to Rule 415 under the Securities Act.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have agreed to indemnify Aspire Capital and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Aspire Capital has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Aspire Capital specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Aspire Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.

We have advised Aspire Capital that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

We may suspend the sale of shares by Aspire Capital pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

This offering will terminate on the date that all shares offered by this prospectus have been sold by Aspire Capital.

LEGAL MATTERS

The legality of the securities offered hereby has been passed on for us by Andrew Abramowitz, PLLC, New York, New York.

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EXPERTS

The consolidated financial statements of iBio, Inc. and subsidiaries as of June 30, 2014 and 2013, and for the years then ended, incorporated by reference in this registration statement, have been audited by CohnReznick LLP, an independent registered public accounting firm, as set forth in their report, which includes an explanatory paragraph related to iBio Inc. and subsidiaries’ ability to continue as a going concern, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act covering the sale of the securities offered by this prospectus. This prospectus, which is a part of the Registration Statement, does not contain all of the information in the Registration Statement and the exhibits filed with it, portions of which have been omitted as permitted by the SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, please refer to the Registration Statement and to the exhibits filed therewith.

The Registration Statement, including all exhibits, and other materials that we filed with the SEC may be inspected without charge at the SEC’s Public Reference Room at the SEC’s principal office at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of this public reference room by calling 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov). The Registration Statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering Analysis and Retrieval system and is available to the public from the SEC’s web site at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 011-35023).

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2014 filed on September 29, 2014; and

•	our Current Report on Form 8-K filed on August 26, 2014.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

You may request, orally or in writing, a copy of any or all of the documents incorporated herein by reference. These documents will be provided to you at no cost, by contacting: iBio, Inc., Attention: Elizabeth Moyle 9 Innovation Way, Suite 100, Newark, Delaware 19711, Telephone: (302) 355-2396, E-mail bmoyle@ibioinc.com. In addition, copies of any or all of the documents incorporated herein by reference may be accessed at our website http://www.ibioinc.com.

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PROSPECTUS

IBIO, INC.

23,418,172 Shares of Common Stock

   , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses that will be paid by us in connection with the securities being registered. With the exception of the SEC registration fee, all amounts shown are estimates:

Registration Fees	$1,810.00
Federal Taxes	—
State Taxes	—
Legal Fees and Expenses	—
Printing and Engraving Expenses	2,500.00
Blue Sky Fees	—
Accounting Fees and Expenses	3,000.00
Miscellaneous	—
—
Total	$7,310.00

We will pay all expenses incurred in connection with the registration of the shares covered by this prospectus. Brokerage commissions, underwriters’ fees, discounts and commissions and similar selling expenses, if any, attributable to the sale of the shares covered by the alternate prospectus will be borne by the selling stockholders.

Item 14.	Indemnification of Directors and Officers.

Our Certificate of Incorporation will provide for indemnification of our officers and directors to the extent permitted by Delaware law, which generally permits indemnification for actions taken by officers or directors as our representatives if the officer or director acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation. We have entered into indemnification agreements with our officers and directors to specify the terms of our indemnification obligations. In general, these indemnification agreements provide that we will:

•	indemnify our directors and officers to the fullest extent now permitted under current law and to the extent the law later is amended to increase the scope of permitted indemnification;

•	advance payment of expenses to a director or officer incurred in connection with an indemnifiable claim, subject to repayment if it is later determined that the director or officer was not entitled to be indemnified;

•	reimburse the director or officer for any expenses incurred by the director or officer in seeking to enforce the indemnification agreement; and

•	have the opportunity to participate in the defense of any indemnifiable claims against the director or officer.

As permitted under Delaware law, the By-laws contain a provision indemnifying directors against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with an action, suit or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of our Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

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The separation and distribution agreement that we have entered into with Integrated BioPharma provides for indemnification by us of Integrated BioPharma and its directors, officers and employees for some liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934 in connection with the distribution, and a mutual indemnification of each other for product liability claims arising from their respective businesses, and also requires that we indemnify Integrated BioPharma for various liabilities of iBio, and for any tax that may be imposed with respect to the distribution and which result from our actions or omissions in that regard.

Item 15.	Recent Sales of Unregistered Securities

On August 25, 2014, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $10 million of shares of the Company’s common stock (the “Purchase Shares”) over the 24-month term set forth in the Purchase Agreement.

Following approval of the issuance of shares by the Principal Market, the Company issued 681,818 shares of its common stock to Aspire Capital in consideration for entering into the Purchase Agreement (the “Commitment Shares”) and sold 1,136,354 shares to Aspire Capital for an aggregate purchase price of $500,000 (the “Initial Purchase Shares”). The Purchase Shares may be sold by the Company to Aspire Capital on any business day the Company selects in two ways: (1) through a regular purchase of up to 150,000 shares at a known price based on the market price of our common stock prior to the time of each sale, and (2) through a VWAP purchase of a number of shares up to 30% of the volume traded on the purchase date at a price equal to the lessor of the closing sale price or 97% of the volume weighted average price for such purchase date.

The issuance of the Commitment Shares, the Initial Purchase Shares and all other shares of common stock that may be issued from time to time to Aspire Capital under the Purchase Agreement is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act.

On November 5, 2013, the Company completed a private placement pursuant to which it sold 1 million shares of its common stock to Carlos Picosse, chief executive officer of the Company’s wholly-owned subsidiary iBio Brazil, and 200,000 shares of common stock to Dr. Renato Lobo, chief medical officer of iBio Brazil, at a price per share of $0.40, for a total consideration of $480,000. The shares were issued in January 2014.

The issuances described above were exempt from registration pursuant to Regulation S of the Securities Act of 1933, as amended, since the foregoing issuances did not involve a public offering, the recipients took the securities for investment and not resale, the Company took appropriate measures to restrict transfer, and the recipients were non-U.S. persons. The Company used the proceeds of the sale for general corporate purposes and working capital needs.

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Item 16.	Exhibits and Financial Statement Schedules

Exhibits filed with this Registration Statement on Form S-1 or incorporated by reference from other filings are as follows:

Exhibit No.	Description
3.1	Certificate of Incorporation of the Company (1)
3.2	Certificate of Amendment of the Certificate of Incorporation of the Company (1)
3.3	First Amended and Restated Bylaws of the Company (2)
4.1	Form of Common Stock Certificate (3)
4.2	Form of Investor Warrant (2010) (4)
4.3	Form of Common Stock Purchase Warrant (2012) (5)
4.4	Form of Common Stock Purchase Warrant (2013) (6)
4.5	Form of Registration Rights Agreement (2010) (4)
4.6	Registration Rights Agreement, dated August 25, 2014, between the Company and Aspire Capital Fund, LLC (7)
5.1	Opinion of Andrew Abramowitz, PLLC*
10.1	Technology Transfer Agreement, dated as of January 1, 2004, between the Company and Fraunhofer USA Center for Molecular Biotechnology, Inc. as amended (8)
10.2	Ratification dated September 6, 2013 of Terms of Settlement by and between the Company and Fraunhofer USA Center for Molecular Biotechnology, Inc. (9)+
10.3	Common Stock Purchase Agreement, dated August 25, 2014 between the Company and Aspire Capital Fund, LLC (10)
23.1	Consent of Independent Registered Public Accounting Firm *
23.2	Included in Exhibit 5.1.*

(1)	Incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2014 (Commission File No. 001-35023).

(2)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the SEC on August 14, 2009 (Commission File No. 000-53125).

(3)	Incorporated herein by reference to the Company’s Form 10-12G filed with the SEC on July 11, 2008 (Commission File No. 000-53125).

(4)	Incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 15, 2010 (Commission File No. 000-53125).

(5)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the SEC on January 10, 2012 (Commission File No. 001-35023)

(6)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 23, 2013 (Commission File No. 001-35023).

(7)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the SEC on August 26, 2014 (Commission File No. 001-35023).

(8)	Incorporated herein by reference to the Company’s Form 10-12G filed with the SEC on June 18, 2008 (Commission File No. 000-53125).

(9)	Incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2013, filed with the SEC on September 30, 2013 (Commission File No. 001-35023).

(10)	Incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the SEC on August 26, 2014 (Commission File No. 001-35023).

*	Filed herewith.

+	Confidential treatment requested as to certain portions, which portions have been separately filed with the Securities and Exchange Commission.

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Item 17.	Undertakings.

(a) We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, iBio, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Newark, Delaware, on October 6, 2014.

IBIO,INC.

By:
/s/ Robert B. Kay
Robert B. Kay
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of the Registrant, iBio, Inc., a Delaware corporation, hereby severally and individually constitute and appoint Robert B. Kay, Chief Executive Officer and Mark Giannone, Chief Financial Officer, and each of them, as true and lawful attorneys in fact for the undersigned, in any and all capacities, with full power of substitution, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys in fact, or any of them, may lawfully do or cause to be done by virtue of this appointment.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Director
	(Principal Executive Officer)	October 6, 2014
/s/ Robert B. Kay
Robert B. Kay

Chief Financial Officer (Principal
	Financial and Accounting Officer)	October 6, 2014
/s/ Mark Giannone
Mark Giannone

	Director	October 6, 2014
/s/ General James T. Hill
General James T. Hill (Ret.)

	Director	October 6, 2014
/s/ Glenn Chang
Glenn Chang

John D. McKey, Jr.	Director	October 6, 2014
John D. McKey, Jr.

	Director	October 6, 2014
/s/ Philip K. Russell, M.D.
Philip K. Russell, M.D.
	Director	October 6, 2014
/s/ Seymour Flug
Seymour Flug

/s/ Arthur Y. Elliott, Ph.D.	Director	October 6, 2014
Arthur Y. Elliott, Ph.D.

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